Filed by Market Vectors ETF Trust (Commission File Nos. 333-123257; 811-10325)

Series ID: S000034406 Class ID: C000105864
Series ID: S000034407 Class ID: C000105865
Series ID: S000034408 Class ID: C000105866
Series ID: S000034409 Class ID: C000105867
Series ID: S000034410 Class ID: C000105868
Series ID: S000034411 Class ID: C000105869
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Companies: Biotech HOLDRS Trust (Commission File No. 001-15044)
Oil Service HOLDRS Trust (Commission File No. 001-16311)
Pharmaceutical HOLDRS Trust (Commission File No. 001-15653)
Regional Bank HOLDRS Trust (Commission File No. 001-15965)
Retail HOLDRS Trust (Commission File No. 001-16369)
Semiconductor HOLDRS Trust (Commission File No. 001-15855)